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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                               ------------------

                               TRAVELNOW.COM INC.
                       (Name of Subject Company (Issuer))

                                  WONSUB, INC.
                        HOTEL RESERVATIONS NETWORK, INC.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  89490A 10 7
                     (CUSIP Number of Class of Securities)

                               GREGORY S. PORTER
                        HOTEL RESERVATIONS NETWORK, INC.
                        8140 WALNUT HILL LANE, SUITE 800
                              DALLAS, TEXAS 75231
                            TELECOPY: (214) 369-7409
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                            ------------------------

                                   COPIES TO:

               BRIAN M. LIDJI                               JEFFREY A. CHAPMAN
          SAYLES, LIDJI & WERBNER,                         CHRISTINE A. HATHAWAY
         A PROFESSIONAL CORPORATION                       VINSON & ELKINS L.L.P.
        RENAISSANCE TOWER, SUITE 4400                    3700 TRAMMELL CROW CENTER
               1201 ELM STREET                               2001 ROSS AVENUE
             DALLAS, TEXAS 75270                         DALLAS, TEXAS 75201-2975
          TELECOPY: (214) 939-8787                       TELECOPY: (214) 999-7797

                            ------------------------

    Check the appropriate boxes below to designate any transaction to which the statement relates:

    /X/ third-party tender offer subject to Rule 14d-1.

    / / issuer tender offer subject to Rule 13e-4.

    / / going-private transaction subject to Rule 13e-3.

    / / amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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--------------------------------------------------------------------------------

    This Amendment No. 1 to Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Wonsub, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Hotel Reservations Network, Inc., a Delaware corporation ("HRN"). This Schedule TO amends and supplements the Schedule TO previously filed by Purchaser and HRN and relates to the offer by the Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of TravelNow.com Inc., a Delaware corporation ("TravelNow"), at a purchase price of $4.16 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

    The information set forth in the Offer to Purchase, including the schedules thereto, and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, except as otherwise set forth below.

SUMMARY TERM SHEET

The information set forth under the heading "What are the most significant conditions to the offer?" is replaced in its entirety with the following:

    - We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn (together with shares we own) before the expiration of the offer represents (together with shares we already own) a majority of the outstanding shares of TravelNow on a fully diluted basis. We call this condition the "minimum condition." The minimum condition would be satisfied if at least 4,400,631 shares are tendered.

    - We are not obligated to purchase shares that are validly tendered if, among other things, there is a material adverse change in TravelNow or its business.

        The offer is also subject to additional conditions. For a complete list of the conditions to the Offer, see Section 14 "Conditions of the Offer."

The information set forth under the heading "What is the market value of my shares as of a recent date?" is replaced in its entirety with the following:

        On January 3, 2001, the last trading day before we announced the signing of the merger agreement, the last sale price of TravelNow common stock reported on the Nasdaq SmallCap Market was $3.625 per share. On January 11, 2001, the closing price of TravelNow common stock reported on the Nasdaq SmallCap Market was $4.063. In October 2000, the closing price for TravelNow's common stock ranged between $10.75 and $3.00 per share; in November 2000, the closing price for TravelNow's common stock ranged between $4.00 and $0.656 per share; and in December 2000, the closing price for TravelNow's common stock ranged between $3.875 and $1.625 per share. We encourage you to obtain a recent quotation for shares of TravelNow common stock in deciding whether to tender your shares. See Section 6 "Price Range of Shares; Dividends."

The information set forth under the heading "Have any stockholders agreed to tender their shares?" is amended and supplemented by adding the following paragraph:

        Mr. Wasson and the other officers, directors and significant stockholders have also agreed to exercise their options for which the exercise price is less than the offer price and tender any and all shares issuable upon the exercise of those options if the minimum condition has not been satisfied, or if HRN and the Purchaser have acquired less than 90% of TravelNow's common stock, and the tendering of such shares issuable upon the exercise of those options would cause the minimum condition to be met or HRN and the Purchaser to have acquired at least 90% of TravelNow's common stock on a fully diluted basis. See the "Introduction" to this Offer to Purchase and Section 11

    "Background of the Offer and the Merger; Contacts with TravelNow; the Merger Agreement and Stockholder Agreements."

The information set forth under the heading "Will the tender offer be followed by a merger if all shares of TravelNow are not tendered in the offer?" is amended and supplemented by adding the following paragraph:

        In addition, if we acquire a majority of the outstanding shares of TravelNow common stock on a fully diluted basis but less than 90% of outstanding shares of TravelNow common stock, then we may exercise the option granted to us by TravelNow under the terms of the merger agreement. The option grants us the right to purchase the number of shares necessary to acquire 90% of TravelNow's common stock but not more shares than permitted by TravelNow's Certificate of Incorporation. We may only exercise the option if all shares tendered in the offer have been accepted and paid for and upon such exercise, we would own at least 90% of TravelNow's outstanding common stock. See Section 11 "Background of the Offer and the Merger; Contacts with TravelNow; the Merger Agreement and Stockholder Agreements."

This section is further supplemented and amended by adding the following:

        MAY TRAVELNOW SOLICIT BIDS FROM OTHER POTENTIAL BUYERS?

        Under the terms of the merger agreement, the board of directors of TravelNow agreed not to directly or indirectly:

       - initiate, knowingly encourage or solicit any alternative proposal to acquire TravelNow, 10% of its assets or any portion of its common stock;

       - enter into an agreement contemplating, or participate in discussions regarding, any such alternative acquisition proposal;

       - agree to or endorse any such alternative acquisition proposal, withdraw, modify or not make a recommendation in favor of the offer and merger;

       - furnish to any third party any information in connection with any such alternative acquisition proposal;

       - maintain discussions or negotiations with any party in connection with any such alternative acquisition proposal; or

       - release any third party from any standstill or confidentiality agreement.

       If the board of directors of TravelNow receives an unsolicited alternative acquisition proposal, then the board may furnish information to or enter into discussions with the party making such proposal and withdraw or modify its recommendation to accept the offer and adopt the merger to the extent that the board must take such action to comply with the board's fiduciary obligations. See Section 11 "Background of the Offer and the Merger; Contacts with TravelNow; the Merger Agreement and Stockholders Agreements."

        WHEN MAY THE MERGER AGREEMENT BE TERMINATED?

        HRN and TravelNow may terminate the merger agreement by mutual consent at any time before the merger is effective. Either HRN or TravelNow may terminate the merger agreement if an order of a court or other competent authority which prevents the consummation of the merger has become final. Either party may terminate the merger agreement if the offer expires because of the failure to satisfy any condition in the merger agreement so long as the terminating party did not cause the expiration of the offer by breaching the merger agreement. Either party may terminate the merger agreement if the other party has materially breached any representation or warranty in the merger agreement and has failed to cure the breach. HRN may terminate the merger agreement if TravelNow has breached its non-solicitation covenants, TravelNow's board does not make a favorable recommendation for the offer, TravelNow's board recommends any alternative proposal to acquire TravelNow or any portion of its common stock or an alternative acquisition proposal is announced by TravelNow and TravelNow does not reaffirm its commitment to the offer by HRN.

        TravelNow may terminate the merger agreement upon receiving an alternative proposal to acquire TravelNow or any portion of its common stock that the board determines is more favorable to TravelNow and its stockholders so long as TravelNow provides HRN with five days prior written notice.

        If TravelNow's board recommends an alternative acquisition proposal, an alternative acquisition proposal has been commenced or announced and TravelNow fails to reaffirm its recommendation of HRN and Purchaser's offer or TravelNow's board terminates the merger agreement after receiving an alternative acquisition proposal, then TravelNow will deliver to HRN a $2,750,000 promissory note due upon the earlier of TravelNow's completion of an alternative acquisition proposal or 180 days after the termination of the merger agreement.

        For more details on our ability to terminate the offer see the description of the merger agreement contained in Section 11 "Background of the Offer and the Merger; Contacts with TravelNow; the Merger Agreement and Stockholder Agreements."

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

The first paragraph of this section is replaced in its entirety with the following:

        Upon the terms and subject to the conditions of the Offer (including any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date. The Purchaser will pay for such Shares promptly after the Expiration Date. Subject to the Merger Agreement and compliance with Rule 14e-1 of the Exchange Act, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable laws. If the Purchaser desires to delay payment for Shares purchased pursuant to the Offer, and this delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, the Purchaser will formally extend the Offer.

8.  CERTAIN INFORMATION CONCERNING TRAVELNOW.

The second paragraph under the subheading "Forecasts" in Item 8 of the Schedule TO is replaced in its entirety with the following:

        These forecasts necessarily reflect numerous assumptions as to general business and economic conditions and other matters, many of which are inherently uncertain or beyond TravelNow's control. It is not possible to predict whether the assumptions made in preparing these forecasts will be valid, and actual results may prove to be materially higher or lower than these forecasts. Factors that may cause actual results to differ, perhaps materially, from these forecasts include changes in demand and prices for TravelNow's products, changes in the economic conditions of the various markets TravelNow serves, change in interest rates, and changes in the amount of severity of inclement weather. The inclusion of these forecasts does not mean that HRN considered them reliable or relied upon them, and these forecasts should not be relied on as predictors of future events. HRN does not take any responsibility for the validity, reasonableness, accuracy or completeness of these forecasts. TravelNow has made no representation to HRN regarding these forecasts, and HRN asked for none.

11. BACKGROUND OF THE OFFER AND THE MERGER; CONTACTS WITH TRAVELNOW; THE MERGER AGREEMENT AND STOCKHOLDER AGREEMENTS.

The information set forth in Item 11 under the subheading "Background of the Offer" is replaced in its entirety with the following:

    BACKGROUND OF THE OFFER

        During the course of the negotiations to amend the Affiliate Agreement, which began in April 2000 and ended with the August 30, 2000 amendment, the parties conducted general discussions regarding a possible business combination with HRN, including a possible acquisition by HRN of TravelNow. On or about May 19, 2000 HRN's Chief Financial and Strategic Officer requested that TravelNow provide to HRN confidential, non-public information about TravelNow. TravelNow required HRN to enter into a confidentiality agreement on May 23, 2000 before providing the requested information. Although the parties continued discussions and TravelNow continued to provide financial information to HRN, HRN did not pursue those discussion or propose terms during this period because TravelNow's common stock was trading between $8.00 and $7.85, and HRN was not interested in pursuing a transaction at or above that price range.

        By October 2000, TravelNow's stock trading range had declined to as low as $3.50. In late October and early November 2000, the Chief Executive Officers of TravelNow and HRN conducted additional discussions regarding each party's interest in a potential transaction between TravelNow and HRN, including the possibility of HRN making a direct equity investment in TravelNow.

        On November 29, 2000 TravelNow announced that it had engaged the financial advisory firm of Legg Mason to explore TravelNow's strategic alternatives, including the possible sale of TravelNow. Legg Mason and TravelNow compiled and ranked a list of possible companies engaged in the on-line travel industry that might be interested in a potential business combination or other transaction with TravelNow. During the period from November 29, 2000 through December 29, 2000, representatives of Legg Mason contacted by telephone eight of the highest-ranked companies, including HRN, to inquire about their interest in a potential business combination or other transaction with TravelNow. All eight companies expressed an interest in a possible transaction with TravelNow and four companies, including HRN (the "Potential Buyers"), executed confidentiality agreements with Legg Mason. Legg Mason distributed confidential materials regarding TravelNow to all Potential Buyers. Thereafter and through December 29, 2000, representatives of Legg Mason and the Potential Buyers engaged in telephone discussions regarding such materials and TravelNow's management participated in various conference calls or meetings with the Potential Buyers.

        On November 29, 2000 the Chief Executive Officer of HRN and the Chief Executive Officer of TravelNow discussed the possibility of a business combination between the two companies. In that conversation, HRN indicated an interest in pursuing the matter further and engaging in more substantive discussions. As a follow-up to this discussion, on December 3, 2000, HRN delivered to TravelNow a request for specific information about TravelNow's business and results of operations. Following the delivery of that request, representatives of Legg Mason advised the Chief Financial and Strategic Officer of HRN of the sale process being contemplated by TravelNow. That process included a requirement that HRN enter into agreements with TravelNow regarding confidentiality and prohibiting HRN's acquisition of common stock of TravelNow without the prior consent of the TravelNow board of directors (the "Confidentiality Agreements").

        On December 15, 2000, the Chief Executive Officer of HRN contacted two significant stockholders of TravelNow regarding the possibility of HRN purchasing some or all of the Shares held by those stockholders. On December 18, 2000, HRN entered into Stock Purchase Agreements with both stockholders to purchase from them a total of 1,080,000 Shares.

        Between December 5 and December 19, 2000, representatives of Legg Mason continued discussions with representatives of HRN and the other Potential Buyers. During that same period, legal counsel for HRN and TravelNow negotiated the terms of the Confidentiality Agreements. HRN entered into the Confidentiality Agreements on December 19, 2000.

        On December 19, 2000, representatives of Legg Mason began to distribute to HRN preliminary information regarding TravelNow. TravelNow and Legg Mason delivered to HRN a variety of due diligence materials over the two weeks following the execution of the Confidentiality Agreements. On December 19, 2000, Legg Mason discussed with HRN's Chief Financial and Strategic Officer a schedule for negotiating a possible transaction. Over the following three days, management of TravelNow and its financial advisor met with representatives of HRN in Springfield, Missouri to conduct on-site operational and financial due diligence. On December 22, 2000, representatives of Legg Mason discussed with representatives of HRN a possible business combination and various forms of consideration. Discussions among management of HRN and TravelNow and its financial advisor included major integration issues of the combined business and continued by telephone through December 24, 2000.

        On December 26, 2000, representatives of Legg Mason discussed with representatives of HRN various options relating to the purchase price and the form of consideration for HRN's acquisition of TravelNow. During the negotiations, HRN made a preliminary proposal to acquire the TravelNow shares at a price per share equal to $4.25 in cash or $5.00 in shares of HRN's class A common stock, conditioned on, among other things, completion of due diligence and there being no cash payments due by TravelNow to executives as a result of the proposed transaction. On December 27, 2000, a representative of Legg Mason contacted the Chief Financial and Strategic Officer of HRN to inform HRN that TravelNow would prefer to consider only a cash offer due to the relative speed with which a cash offer could be completed and the uncertainty of the value of HRN stock, resulting from the limited liquidity, volatility and limited trading history for HRN stock and requested HRN increase the amount of its cash offer.

        On December 28, 2000, HRN responded by increasing the proposed cash consideration to $4.30 per share of TravelNow common stock, again conditioned on, among other things, the waiver by four executive officers of TravelNow (including Mr. Wasson) of change of control payments that would be owed to them by TravelNow under their employment agreements in the aggregate amount of $1,878,750 upon consummation of the proposed transaction with HRN. Because TravelNow did not have the ability to unilaterally modify these contractual obligations, it instructed Legg Mason to request that HRN revise its offer to eliminate this contingency for all executive officers other than Mr. Wasson, who agreed to waive these benefits for himself.

        After further negotiations, on December 28, 2000, HRN offered to acquire TravelNow for cash in an amount of $4.16 per share of TravelNow common stock. The proposal was contingent on, among other items, Mr. Wasson's agreement to forego the cash payment that would have been required under his employment agreement upon the consummation of a transaction with HRN and a modification of the timing of the payment due to other executive officers. HRN's proposal also included a requirement that the Selling Stockholders agree to the transaction and that TravelNow agree to negotiate exclusively with HRN for a limited period of time.

        During the period from December 26 through December 29, 2000, Legg Mason and management of TravelNow had further discussions with various of the other Potential Buyers and determined that it was in the best interests of TravelNow and its Stockholders to work expeditiously to reach agreement with HRN, if possible.

        At a meeting held on December 29, 2000 TravelNow's Board authorized the negotiation of definitive merger documents based on HRN's offer of $4.16 per share. At that meeting, the TravelNow Board also authorized entering into an exclusivity agreement with HRN, whereby

    TravelNow agreed to negotiate exclusively with HRN until midnight on January 2, 2001. TravelNow and HRN executed the exclusivity agreement later on December 29, 2000.

        HRN's legal counsel provided an initial draft of the Merger Agreement to TravelNow and its financial and legal advisors on the evening of December 29, 2000. On December 30, 2000, HRN's counsel delivered an initial draft of the form of Stockholder Agreement to TravelNow and its financial and legal advisors. The Chief Financial and Strategic Officer of HRN and the Chief Executive Officer and Chief Financial Officer of TravelNow met in Dallas, Texas on that date to discuss certain information requests of HRN regarding the business and operations of TravelNow.

        On December 31, 2000, management of the two companies, their respective legal advisors and Legg Mason commenced negotiations of the definitive Merger Agreement and Stockholder Agreements. Management of HRN and TravelNow continued due diligence discussions regarding TravelNow's business, operations and agreements.

        Negotiations between legal counsel for TravelNow and HRN continued in Dallas from December 31, 2000 through January 2, 2001. On January 2, 2000, after conducting additional due diligence regarding TravelNow, HRN's Chief Financial and Strategic Officer informed TravelNow's Chief Executive Officer that HRN was reducing its offer to $4.15 per share of TravelNow common stock. TravelNow responded that it would not accept the reduced offer. HRN's Chief Financial and Strategic Officer and TravelNow's Chief Executive Officer then discussed HRN's reasons for the reduced offer and TravelNow provided HRN with additional information that resulted in HRN resubmitting its $4.16 offer.

        On the evening of January 2, 2001, the Board of Directors of TravelNow met again to discuss HRN's acquisition of TravelNow. The meeting adjourned late in the evening of January 2, 2001 and reconvened the next morning. During the board meeting, legal counsel for TravelNow conducted several conversations with legal counsel for HRN regarding questions that had arisen in the board meeting.

        Negotiations continued throughout the day on January 3, 2000. As part of these negotiations, TravelNow's Chief Executive Officer agreed to enter into an agreement with TravelNow to reduce the amount of indebtedness owed by him to TravelNow by $15,000 and to provide for his repayment of the remaining $50,000 of indebtedness to TravelNow upon consummation of the Merger. The board adjourned its meeting in the afternoon of January 3 and reconvened in the late afternoon of January 3. At this meeting, the directors of TravelNow received an opinion as to the fairness of the consideration to be offered in the Offer and the Merger from a financial point of view, issued by Legg Mason, and determined that the Offer and the Merger were fair to, and in the best interests of, TravelNow and its Stockholders (other than HRN, the Purchaser or their affiliates and the Selling Stockholders) and unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Following the board's approval, officers of TravelNow and HRN signed the final Merger Agreement and the relevant stockholders of TravelNow signed their Stockholder Agreements with HRN.

        The next morning, on January 4, 2001, HRN and TravelNow issued a joint press release announcing the signing of the Merger Agreement.

The information set forth in Item 11 under the subheading "The Merger Agreement--The Offer" is replaced in its entirety with the following:

        THE OFFER. The Merger Agreement provides for the commencement of the Offer. The Purchaser and HRN have expressly reserved the right to amend or modify the terms of the Offer at any time prior to the Expiration Date. However, without the prior written consent of TravelNow, the Purchaser or HRN will not:

       - decrease the Merger Consideration, change the form of the Merger Consideration or decrease the number of Shares sought pursuant to the Offer;

       - amend or waive the Minimum Condition;

       - extend the Expiration Date of the Offer, which will initially be not less than 20 business days after the date the Offer is commenced; provided, however, that the Purchaser may extend the Expiration Date of the Offer:

       - as required by any rule, regulation or interpretation of the SEC;

       - in the event that any condition to the Offer is not satisfied as of the Expiration Date, for such periods for up to five business days at a time (or such longer period as may be approved by TravelNow) as the Purchaser may reasonably deem necessary, but, except as provided in below, in no event may the Offer be extended to a date later than 90 days after the date of the Merger Agreement (the "Offer Termination Date") (provided that, in the event that any condition to the Offer is not satisfied as of the scheduled expiration date thereof, the Purchaser will extend the expiration date of the Offer at the request of TravelNow for up to five business days at a time (or such longer period as may be mutually agreed) until the earlier of the acceptance for payment of any Shares pursuant to the Offer or 60 calendar days after the commencement of the Offer; provided that such extension will not be required if in the reasonable judgment of the Purchaser, any such condition is incapable of being satisfied prior to the expiration of such 60 calendar day period);

       - or notwithstanding the foregoing, beyond the Offer Termination Date:

       - in connection with an increase in the Merger Consideration so as to comply with applicable rules and regulations of the SEC; and

       - for up to a period not to exceed 15 business days after the date that either:

           - TravelNow will have publicly announced the receipt of an Acquisition Proposal (as defined in the Merger Agreement) in the event such announcement is made less than ten business days prior to the Offer Termination Date;

           - TravelNow publicly announces its reaffirmation of its approval or recommendation of the Offer following the public announcement of the receipt of any Acquisition Proposal in the event that such reaffirmation or announcement is made less than ten business days prior to the Offer Termination Date;

           - TravelNow's Board will have withdrawn or adversely modified, or taken a public position materially inconsistent with, its approval or recommendation of the Offer, the Merger or the Merger Agreement at any time within ten business days prior to the Offer Termination Date; or

           - any notice is given by TravelNow in accordance with its termination rights following the receipt of an unsolicited written bona fide Acquisition Proposal (as described below in this Section 12) if such notice is made less than 15 business days prior to the Offer Termination Date; or

           - amend the terms of the Offer in any manner that is adverse to the holders of Shares;

           - impose any condition to the Offer in addition to those set forth in
             Section 13 "Conditions to the Offer."

        Without the consent of TravelNow, the Purchaser may make available a subsequent offering period (within the meaning of Rule 14d-11 under the Exchange Act) by extending the Offer on one occasion for up to 20 business days if on the Expiration Date, the Shares validly tendered and not withdrawn pursuant to the Offer equal less than ninety percent (90%) of the outstanding Shares on a fully diluted basis notwithstanding that all the conditions to the Offer have been satisfied.

        Except as set forth above, the Purchaser may waive any other condition to the Offer in its sole discretion. Assuming the prior satisfaction or waiver of the conditions to the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date. TravelNow will not tender into the Offer any Shares beneficially owned by it.

    The information set forth in Item 11 in the first paragraph under the subheading "Other Agreements" is replaced in its entirety with the following:

        The Stockholder Agreements. Simultaneously with the execution of the Merger Agreement, HRN and the Purchaser entered into Stockholder Agreements (the "Stockholder Agreements") with each of Jeffrey A. Wasson, the Chief Executive Officer of TravelNow, and certain other officers, directors and significant stockholders of TravelNow listed below (collectively, the "Selling Stockholders").

                                               PERCENTAGE OF OUTSTANDING COMMON STOCK
SELLING STOCKHOLDERS                                HELD BY SELLING STOCKHOLDERS
--------------------                           --------------------------------------
Jeffery A. Wasson.............................                  15.4%
Jerry Rutherford..............................                  11.8%
Ross Summers..................................                   4.6%
Marvia McDaniel...............................                   1.9%
Donna McDaniel................................                   1.9%
Jamie Coppedge................................                   1.2%
Christopher Lynch.............................                   1.2%
William Perkin................................                   1.0%
H. Whit Ehrler................................                   0.9%
Christopher Kuhn..............................                   0.5%

       The Selling Stockholders beneficially own approximately 40.6% of the outstanding Shares. The following is a summary of the material terms of the Stockholder Agreements. This summary is not a complete description of the terms and conditions of the Stockholder Agreements and is qualified in its entirety by reference to the full text of the Stockholder Agreements, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to the Schedule TO of which this Offer to Purchase is a part The Stockholder Agreements may be examined, and copies may be obtained, as set forth in Section 8 "Certain Information Concerning TravelNow" above.

The information set forth in the fifth paragraph under the subheading "Other Agreements--Employment Ageements" in Item 11 of the Schedule TO is replaced in its entirety with the following:

        TERMINATION OF EXISTING EMPLOYMENT AGREEMENTS. Effective as of the date that the Purchaser accepts for payment any Shares tendered pursuant to the Offer, the Employment Agreements (the "Existing Agreements") by and between TravelNow and each of Messrs. Wasson, Ehrler, Kuhn and Bauer shall be terminated in full. From and after the date of termination of the Existing Agreements, none of Messrs. Wasson, Ehrler, Kuhn or Bauer shall be entitled to receive (i) any further wages or other compensation provided for or anticipated by the Existing Agreements, (ii) except for the Special Payment (as defined herein), any other payment following a change in control contemplated by the Existing Agreements, or (iii) any other benefits or compensation arising under or pursuant to the

    Existing Agreements. The Existing Agreements provide that each of
    Messrs. Wasson, Ehrler, Kuhn and Bauer become entitled to certain specified payments, payable over the remaining term of their Existing Agreement as provided therein, on the consummation of the Offer and the closing of the Merger (the "Special Payments"). The Special Payments payable under the Existing Agreements to Messrs. Wasson, Ehrler, Kuhn and Bauer are $543,750, $457,500, $444,167 and $433,333, respectively, assuming the Offer is consummated on February 15, 2001. Mr. Wasson waived his right to receive the Special Payment in his Employment Agreement and agreed that his salary will be paid into an escrow account for a period of 180 days following the consummation of the Merger, to be released to him after such time period has lapsed. In their Employment Agreements, Messrs. Ehrler, Kuhn and Bauer agreed to have the entire amount of their Special Payments due them under the Existing Agreements be deposited into an escrow account on the date of the consummation of the Offer rather than be paid over the remaining term of the Existing Agreement. HRN has agreed to advance to TravelNow, in the form of a loan, an amount of funds sufficient to fund the aggregate Special Payments upon the request of TravelNow following consummation of the Offer. The Special Payments to Messrs. Ehrler, Kuhn and Bauer will be paid on the 180th day following the closing of the Merger. Unlike the Existing Agreements, which have a fixed term of employment of five years, the Employment Agreements provide that the employment is at will and may be terminated by either party at any time. Under some circumstances, TravelNow's termination of the employment of Messrs. Wasson, Ehrler, Kuhn and Bauer may result in an obligation to pay three months salary as severance. The Employment Agreements do not provide for bonuses or stock options to such executives, and the Employment Agreements do not change the salary paid to each executive under their Existing Agreements. The Employment Agreements do not otherwise alter the economic terms of the Existing Agreements.

14.  CONDITIONS TO THE OFFER.

The information set forth in Item 14 is replaced in its entirety with the following:

        Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, the payment for any Shares tendered, and, to the extent permitted by the Merger Agreement, may amend or terminate the Offer, if:

        (a) the Minimum Condition has not been satisfied prior to the Expiration Date;

        (b) any applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has not expired or been terminated prior to the Expiration Date; or

        (c) at any time on or after the date of the Merger Agreement and prior to the Expiration Date any of the following events have occurred and are continuing:

    (1) there is pending as of the Expiration Date or at any time thereafter any injunction, proceeding, action, suit or litigation by any governmental entity that seeks to (i) challenge the acquisition by HRN, the Purchaser or any of their respective affiliates of Shares pursuant to the Offer,
        (ii) restrain, prohibit or delay the making or consummation of the Offer or the Merger, (iii) make the purchase of or payment for some or all of the Shares pursuant to the Offer or the Merger illegal, (iv) impose material limitations on the ability of HRN, the Purchaser, TravelNow or any of their respective affiliates to acquire or hold, or to require HRN, the Purchaser, TravelNow or any of their respective affiliates to dispose of or hold separate, any material portion of their assets or business, (v) impose material limitations on the ability of HRN, the Purchaser, TravelNow or any of their respective affiliates to continue to conduct, own or operate, as heretofore conducted, owned or operated, all or any material portion of their businesses or assets, (vi) impose or result in material limitations on the ability of HRN, the Purchaser, TravelNow or any of their respective affiliates to exercise full rights of ownership of the Shares purchased by them, including, without limitation, the right to vote the Shares purchased by them on any or all matters properly presented to the stockholders of the TravelNow, or (vii) prohibit or restrict in a material manner the financing of any of the transactions contemplated by the Transaction Documents;

    (2) there has been promulgated, enacted, entered, enforced or deemed applicable, any law (other than the application of any applicable waiting period provision of the HSR Act), or there has been issued any injunction that results in any of the consequences referred to in subsection (a) above;

    (3) there has occurred any event or events (whether or not covered by insurance) that, individually or in the aggregate, have had, or would be reasonably expected to have, a Material Adverse Effect;

    (4) there has occurred and is continuing (i) any general suspension of trading in, or general limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States for a period in excess of 48 hours, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity involving the United States having a significant adverse effect on the functioning of the financial markets in the United States, (iv) any material limitations (whether or not mandatory) imposed by any governmental entity on the nature or extension of credit or further extension of credit by banks or other lending institutions, or (v) in the case of clauses (iii) and (iv) of this paragraph (d), if existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (5) any of the representations and warranties of TravelNow contained in the Agreement are not true and correct in all respects (provided that any representation or warranty of TravelNow contained in the Merger Agreement that is subject to a "materiality," "Material Adverse Effect" or similar qualification will not be so qualified for purposes of determining the existence of any breach thereof on the part of TravelNow) as of the date of the Merger Agreement and (except to the extent that such representations and warranties speak as of an earlier date) as of the date of the acceptance of Shares for payment pursuant to the Offer as though made on and as of such date, except for such breaches that, individually or in the aggregate with any other breaches on the part of TravelNow, could not have a Material Adverse Effect;

    (6) TravelNow has not performed in all material respects (provided that any obligation the performance of which is subject to materiality, "Material Adverse Effect" or similar qualification will not be so qualified for purposes of determining the existence of any nonperformance thereof) all obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Date;

    (7) the Merger Agreement has been terminated in accordance with its terms;

    (8) (i) TravelNow's Board has failed to make or shall have withdrawn or modified or changed (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its recommendation of the Offer, the Merger Agreement or the Merger, or has approved or recommended any Acquisition Proposal or any other acquisition of the shares of TravelNow's Common Stock other than the Offer and the Merger, or
        (ii) any person or other entity or group has entered into a definitive agreement or an agreement in principle with TravelNow with respect to any Acquisition Proposal;

    (9) TravelNow has failed to comply with its obligations to allow the Purchaser's designees to be elected to TravelNow's Board and all ancillary obligations;

   (10) each of the representations and warranties contained in the Stockholder Agreements of the Selling Stockholders are not true and correct in all material respects as of the Expiration Date as though made on and as of such date; or

   (11) any of the Selling Stockholders has not performed in all material respects, or has otherwise materially breached or given notice of any intention to materially breach, any obligations required to be performed by such stockholders under the Stockholder Agreements at or prior to the Expiration Date;

    The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion prior to the Expiration Date, except as otherwise provided in the Merger Agreement. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       HOTEL RESERVATIONS NETWORK, INC.

                                                       By:            /s/ GREGORY S. PORTER
                                                            -----------------------------------------
                                                                        Gregory S. Porter
                                                                  GENERAL COUNSEL AND SECRETARY

                                                       WONSUB, INC.

                                                       By:            /s/ GREGORY S. PORTER
                                                            -----------------------------------------
                                                                        Gregory S. Porter
                                                                  GENERAL COUNSEL AND SECRETARY

Dated: February 2, 2001